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Exhibit 99.2

NORANDA UPDATE ON NEGOTIATIONS WITH CHINA MINMETALS
Period of Exclusive Negotiations Expires

TORONTO, November 16, 2004 — The Special Committee of the Board of Directors of Noranda Inc. (the "Special Committee") today announced that the time period granted to China Minmetals Corporation ("Minmetals") for exclusive discussions regarding the acquisition of Noranda has expired. However, discussions with Minmetals are continuing on a non-exclusive basis.

BACKGROUND

As part of a process previously disclosed, the Special Committee announced, on September 24, 2004, that Noranda had entered into an exclusive arrangement to negotiate a sale of 100% of the common shares of Noranda to Minmetals. Since that time, Minmetals has been conducting its due diligence and discussions have been taking place regarding the terms of a definitive agreement to give effect to the proposed transaction.

CURRENT SITUATION

The Special Committee has decided to allow the period of exclusivity with Minmetals to expire, without extension. In deciding not to extend the period of exclusivity, the Special Committee took into account the time elapsed since exclusivity was first granted and was mindful of the current positive metal prices, the global economic environment for commodities, the strong operational performance being achieved in the Company and the Company's recent exploration successes.

Although the period of exclusivity with Minmetals has now expired, discussions between Noranda and Minmetals are continuing on a non-exclusive basis. In addition, the Special Committee now has the opportunity to progress other alternatives, both on a stand-alone basis and with other parties.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD). The company's web site can be found at www.noranda.com

Contact
Denis Couture, Vice-President, Investor Relations, Communications and Public Affairs
Tel.: 416-982-7020
Fax.: 416-982-7242
denis.couture@toronto.norfalc.com
 www.noranda.com

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  Exhibit 99.2